UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2018

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Director Declaration, dated 23 March 2018

23 March 2018

Micro Focus International plc

Director Declaration

Micro Focus International plc (LSE: MCRO.L, NYSE: MFGP) can confirm that, with respect to the appointment of Stephen Murdoch as CEO and member of the Board on 19 March 2018, there are no other details to be disclosed in respect of the requirements of paragraph 9.6.13R of the Listing Rules of the UK Financial Services Authority.

-ends-

Enquiries:
Micro Focus                                                    Tel: +44 (0) 1635 565200
Kevin Loosemore, Executive Chairman
Stephen Murdoch, Chief Executive
Tim Brill, IR Director

Powerscourt (PR adviser)                                Tel: +44 20 7250 1446
Victoria Palmer-Moore
Celine MacDougall

 About Micro Focus

Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software Company supporting the technology needs and challenges of the Global 2000. Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Micro Focus (which included HPE Software from completion) and SUSE. Within Micro Focus our solution portfolios are COBOL Development and Mainframe Solutions, Host Connectivity, Identity and Access Security, IT Development and Operations Management Tools, and Collaboration and Networking. Within HPE Software our solution portfolios are IT Operation Management, Application Delivery Management, Enterprise Security Product, Platform, and Information Management Business.  With effect from 1 November 2017 the Micro Focus solution portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com. SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, Software Defined Infrastructure and Application Delivery platforms that give customers greater control and flexibility while reducing cost. For more information, visit: www.suse.com.

1
NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 23 March 2018

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer